Exhibit 3
Management’s Discussion and Analysis
Forward-Looking Statements
Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of Northgate Minerals Corporation (“Northgate” or the “Corporation”). Northgate’s performance over the past two years is analyzed to highlight various trends and issues. Risks that can be expected to impact future operations are also discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in the MD&A. Where used, the words “anticipate”, “expect”, “intended”, “forecast”, “should”, and similar expressions are intended to identify forward-looking statements.
     Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
Introduction
This MD&A of the results of operations and liquidity and capital resources of Northgate for the 2007 and 2006 fiscal years should be read in conjunction with the consolidated financial statements and related notes. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. The accompanying consolidated financial statements and related notes are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These statements, together with the following discussion and analysis dated March 14, 2008, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. Additional information can be found in the Corporation’s Annual Information Form (“AIF”), which is filed with Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Corporation’s annual report on Form 40-F, which is filed with the United States Securities and Exchange Commission (“SEC”) at www.sec.gov.
Overview
Northgate is a gold and copper mining company focused on operations and opportunities in politically stable jurisdictions in Canada and Australia. Its principal assets are the Kemess South mine in north-central British Columbia, the Young-Davidson property in northern Ontario and the Fosterville and Stawell mines in Victoria, Australia. Northgate’s common shares trade on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.
     On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully permitted gold mines. Initial projections call for these mines to produce between 190,000 — 200,000 ounces of gold during calendar 2008. Northgate will include the results of its Australian operations from the date of acquisition in its consolidated financial results for the period ending March 31, 2008.
     Over the past five years, the Kemess South mine has produced an average of 286,000 ounces of gold and 75.5 million pounds of copper per year. After record metal production in 2006, production declined to 245,631 ounces of gold and 68.1 million pounds of copper in 2007. Production from Kemess in 2008 is forecast to be 243,000 ounces of gold and 64.4 million pounds of copper and is scheduled to decline in future years as the mine progresses towards the end of its current reserve life in the fourth quarter of 2010.
     A commonly used performance metric in the gold mining industry is the net cash cost to produce an ounce of gold (see non-GAAP measures on page 27). This metric is calculated by subtracting the net by-product revenues from non-gold metals from the actual cash cost of production. Over the past two years, the Canadian dollar has strengthened steadily relative to the US dollar, achieving parity in the fourth quarter of 2007, and the costs of a variety of mining and milling inputs such as diesel fuel, steel grinding balls and labour have escalated dramatically primarily as a result of the worldwide boom in the mining and commodities sector. In isolation, these cost increases would have had an adverse effect on Kemess’ US dollar denominated net cash cost per ounce. However, in 2007 and 2006, the net cash cost of production has been positively influenced by dramatically higher copper and silver prices, which have increased the size of the by-product credit and dramatically reduced the net cash cost of gold production. The net cash cost of gold production at Kemess for 2007 continued to be negative after dropping below zero for the first time in 2006.
16     Northgate Annual Report | 2007

     In 2007, Northgate reported earnings before income taxes of $33,399,000, which was significantly lower than the pre-tax earnings figure of $123,595,000 reported in 2006. The decrease was due to several factors, including a non-cash write-down of Kemess North, lower production levels at Kemess South and expanding exploration activity at the Young-Davidson property.
Key Performance Indicators
A summary of the key performance indicators for the past two years is shown in the table below.

Thousands of dollars, except foreign exchange rate, per share, per ounce and per pound amounts	2007	2006

Revenue	$337,546	$411,313
Net earnings before income taxes	33,399	123,595
Net earnings for the year	39,425	106,742
Per basic common share	0.16	0.50
Per diluted common share	0.15	0.48
Total assets	634,589	515,631
Long-term liabilities	63,978	43,421
Metal production
Gold (ounces)	245,631	310,296
Copper (thousands pounds)	68,129	81,209
Metal Prices
Gold (London Bullion Market — $ per ounce)	697	604
Copper (London Metal Exchange Cash — $ per pound)	3.23	3.05
Foreign exchange rate (US$/CDN$)	0.93	0.88
Net cash cost ($ per ounce) [1]	(22)	(56)

[1]	The net cash cost of production per ounce of gold is calculated by subtracting the net by-product revenue from non-gold metals from total site operating costs (including royalties and all waste stripping costs) and dividing this amount by the number of gold ounces contained in concentrate produced.
Gold and Copper Markets
The gold price (US$  per troy ounce) on the London Bullion Market (“LBM”) made strong gains in 2007 largely as a result of continued US dollar weakness. The gold price traded in the $630 to $700 per ounce range for the first eight months of the year until concerns of the sub-prime mortgage situation in the United States in August and September ignited a rally in gold that took the price through the $800 per ounce level by early November for the first time in almost 28 years. The gold price finished the year at $837 per ounce and sentiment continued to be bullish as credit market turmoil in the United States continued to worsen and the prospects of a profound global economic slowdown increased. From the perspective of Canadian gold producers like Northgate, the final months of 2007 and the early months of 2008 marked another significant period of profit margin expansion, as the US dollar price of gold increased dramatically without an offsetting decline in the value of the US dollar.
     In the early days of 2007, copper prices dropped to a low of $2.37 per pound on the London Metal Exchange (“LME”); however, in much the same way as they did in 2006, prices recovered dramatically to the $3.50 per pound level in the second quarter as optimism over strong demand from China and continuing production disruptions in various areas of the world reignited a market where official stocks were still very low by historic standards. In the final two months of 2007, fund sentiment turned against copper as adverse news out of the United States concerning the housing construction sector and the US economy in general drove prices down to $2.86 at year end. However, for the third year in a row, prices in the early part of 2008 soared, as concerns about falling copper inventories pushed prices higher in spite of the mounting negative news on the US economy.
     On the supply side of the copper market, 2007 saw the delay or cancellation of several Greenfield copper mining projects as a result of dramatically higher capital costs, which destroyed project rates of return or permitting roadblocks. Therefore, while there are several mine expansion projects still moving ahead, the long-term copper supply picture continues to look constrained and this factor, combined with significantly higher operating costs, should cause copper prices to remain above the historic average for the foreseeable future.
     Northgate’s Kemess South mine produces a gold-copper concentrate, which is shipped to Xstrata Canada Corporation’s Horne smelter in Rouyn-Noranda, Quebec, for smelting and refining. During 2007, annual terms for the
17     Northgate Annual Report | 2007

processing of concentrates decreased significantly to $60 per tonne of concentrate and $0.06 per pound of copper ($60/6.0) from $95/9.5 in 2006. In 2006, the annual terms included a price participation arrangement that required Northgate to pay an additional processing fee equal to 10% of the difference between the prevailing copper price in the month of settlement and $0.90 per pound. This price participation fee was eliminated in 2007. Smelting and refining terms for copper concentrates have been declining over the last three years as a result of strong demand for copper concentrates from recently constructed copper smelters in developing nations such as China and India. These market pressures continued in 2008 leading to the settlement of annual terms at $45/4.5 with no price participation fee.
Results of Operations
For the year ended December 31, 2007, Northgate recorded consolidated net earnings of $39,425,000 or $0.15 per diluted common share compared with net earnings of $106,742,000 or $0.48 per diluted common share in 2006. Earnings in 2007 included a non-cash write-down of the carrying value of mineral properties of $31,815,000. Management’s decision to write down the properties was based on the recommendation from the Joint Federal-Provincial Environmental Review Panel (the “Panel”), which recommended that the Kemess North project not be permitted to proceed. Per share data is based on the weighted average diluted number of shares outstanding of 255,257,756 and 222,892,929 in 2007 and 2006, respectively.
     The balance of this section contains a detailed discussion of the factors contributing to Northgate’s financial results for the past two years
Kemess South Mine Performance
Gold and copper production in 2007 declined from the record levels in 2006 due to lower grades of ore mined. Mining activities in 2007 focused on hypogene and supergene ore in the western region of the Kemess South open pit and will continue in this region during 2008 before moving back into the eastern region of the pit in the second half of 2009 and 2010. A more detailed summary of Kemess South operations for the past two years is shown in the table below.

(100% of production basis)	2007	2006

Ore plus waste mined (tonnes)	42,025,404	43,045,348
Ore mined (tonnes)	17,060,785	17,219,143
Stripping ratio (waste/ore)	1.46	1.50
Ore milled (tonnes)	17,802,317	18,233,978
Ore milled per day (tonnes)	48,773	49,956
Gold grade (grams per metric tonne)	0.627	0.763
Copper grade (%)	0.214	0.244
Gold recovery (%)	68	69
Copper recovery (%)	81	83
Gold production (ounces)	245,631	310,296
Copper production (thousands pounds)	68,129	81,209

     Tonnes of ore and waste mined from the open pit have been steady over the past two years, but are forecast to decline in future years as waste stripping declines dramatically towards the end of the Kemess South mine life. Total ore and waste mined in 2008 is expected to be 37 million tonnes declining to only 30 million tonnes in 2009. The unit cost for mining in 2007 increased to CDN$1.76 per tonne compared with CDN$1.49 per tonne in 2006. The unit cost increase was primarily the result of increased haul distances related to the deepening of the open pit, increased prices for diesel fuel, and increased maintenance costs for mobile equipment.
     Mill throughput at Kemess in 2007 was down slightly from 2006 as a result of minor differences in the hardness of the ore milled from year to year. Mill availability continued to be excellent in 2007, registering 91% for the second year in a row.
     Average gold and copper recoveries in 2007 were 68% and 81%, respectively, compared with 69% and 83% recorded in 2006. The slight decline in metal recoveries was the result of the lower grade ore milled during the year. Metal recoveries in 2008 are expected to be equivalent to the 2007 figures.
     The average unit cost of production at Kemess in 2007 was CDN$13.18 per tonne milled, which was 10% lower than the CDN$14.48 per tonne milled recorded in 2006. These unit costs include marketing costs of CDN$3.67 in 2007 and CDN$5.81 in 2006, comprised mainly of treatment and refining costs and concentrate transportation fees. Unit costs were lower in 2007 as a result of a dramatic decline in the treatment and refining costs for copper concentrate,
18     Northgate Annual Report | 2007

which more than offset a 9% increase in site unit costs. The Kemess South mine’s net cash cost of production was negative $22 per ounce of gold produced in 2007 and negative $56 per ounce in 2006. The increased cost in 2007 was primarily attributable to lower copper and gold production and the stronger Canadian dollar, which was partially offset by higher copper prices.
     The Kemess South mine is forecast to produce 243,000 ounces of gold and 64.4 million pounds of copper during 2008, at a net cash cost of approximately $130 per ounce, net of copper by-product credits calculated at a price of $3.00 per pound using an exchange rate of US$/CDN$1.00.
Financial Performance
Revenue: Total revenues for the year ended December 31, 2007, decreased to $337,546,000 from $411,313,000 in 2006. Revenues declined due to lower metal sales from Kemess South, which were only partially offset by higher metal prices. Metal sales in 2007 consisted of 259,182 ounces of gold and 69,698,000 pounds of copper compared with 305,107 ounces of gold and 80,019,000 pounds of copper in 2006. Sales of gold and copper in 2007 were approximately 15% and 13% lower, respectively, than they were in 2006 due to the decrease in metal production that occurred as lower grade ore was mined. Realized metal prices for metal sales during the past two years are shown in the following table.

	2007	2006

Gold sales (ounces)	259,182	305,107
Copper sales (thousands pounds)	69,698	80,019
Realized gold price ($ per ounce)	594	534
Realized copper price($ per pound)	3.11	2.95

     Northgate’s realized prices for gold over the past two years have differed from the average LBM prices in each year, as a result of the amortization of forward sales contracts that were put in place in 2001 as part of a debt financing. In 2007, Northgate settled its remaining forward sales contracts for 60,000 ounces at a cost of $22,559,000 of which $2,975,000 was payable at December 31, 2007. In 2006, Northgate settled forward sales contracts for 79,000 ounces that were originally scheduled for settlement in the second quarter of 2006 through 2007. The associated deferred hedging loss of $8,583,000 was reclassified to accumulated other comprehensive income in shareholders’ equity on January 1, 2007, and this amount was reclassified into earnings in 2007 when the sales associated with the forward contracts occurred. As a result of Northgate’s hedging activities, its realized prices for gold during 2007 and 2006 was lower than the LBM average for these periods by $111 and $70 per ounce, respectively.
     Northgate realized an average price of $3.11 per pound for its copper sales in 2007 compared to $2.95 per pound in the prior year. The 2007 realized price for copper was slightly lower than the average price of copper on the LME as a result of forward sales contracts, which were entered into in 2006 to protect the Corporation’s 2007 copper production against a potential decline in copper prices. At December 31, 2007, a total volume of 12,050 metric tonnes (mt) of forward copper sales contracts at $3.30 per pound were still outstanding related to the 2007 price protection program.
     All of Northgate’s future gold production is unhedged and is fully exposed to future price movements. Northgate’s 2008 copper production is also unhedged; however, the Corporation has entered into forward copper sales contracts for 16,200 mt of copper that will be produced in the second half of 2009 and the first half of 2010. These contracts mature from November 2009 through October 2010 at an average price of $2.52 per pound and remained outstanding at the end of the year.
     All forward sales contracts are mark-to-market at the end of each quarter using LME closing prices for the relevant future contract months and the change in fair value is included in Northgate’s revenues. At December 31, 2007, this figure was a net unrealized loss of $4,965,000 (of which a net gain of $7,124,000 is included in concentrate settlements and other receivables and, for contracts expiring in 2009 and beyond, a net loss of $12,089,000 is included in other liabilities). At December 31, 2006, this figure was an unrealized gain of $15,488,000 (of which $11,854,000 was included in concentrate settlements and other receivables and, for contracts expiring in 2008, $3,634,000 was included in other assets).
     Cost of sales: Cost of sales in 2007 was $226,933,000 compared with $224,584,000 in 2006. The cost of sales increased only modestly in 2007, because the adverse affects of higher site operating costs and the strengthening Canadian dollar were almost entirely offset by reductions in concentrate treatment and refining charges.
     Administrative and general expenses: Administrative and general expenses totalled $10,461,000 in 2007 compared with $8,209,000 in 2006. Costs increased significantly in 2007 as a result of the expansion of Northgate’s head office staff in support of the Corporation’s growth initiatives, certain one-time legal and advisory costs and increased business development expenses.
19     Northgate Annual Report | 2007

     Depreciation and depletion: Depreciation and depletion expenses were $34,140,000 in 2007 compared with $35,591,000 in 2006. The slight decrease was the result of an increase in ore reserves in April 2007, reducing amortization rates for life of mine assets, which was only partially offset by additions to capital assets that occurred during 2007. Amortization of most of Northgate’s mineral property, plant and equipment is based on the unit-of-production method, as ore is mined from the Kemess South pit.
     Net interest income: Northgate recorded net interest income of $17,124,000 in 2007 compared to net interest income of $4,013,000 in 2006. The significant increase was the result of substantial growth in Northgate’s cash balances due to increased cash from operations. As a consequence of Northgate’s all cash acquisition of Perseverance, which closed in February 2008, interest income will be dramatically lower in 2008 than it was in 2007.
     Exploration: Exploration expenses during 2007 were $29,887,000 compared with only $11,449,000 in 2006. The threefold increase in total exploration expenses was a direct result of the advanced underground exploration program at the Young-Davidson property, which began in January. Total expenditures at Young-Davidson in 2007 were $25,175,000 compared to $7,716,000 in 2006. During 2007, Young-Davidson expenditures were split between surface based diamond drilling activities and underground ramp development and shaft dewatering. Northgate also devoted $3,369,000 (2006 — $2,574,000) to exploration activities within the Kemess camp.
     Other income: Other income recorded in 2007 primarily relates to the mark-to-market gain of $10,646,000 on Northgate’s option to acquire Perseverance’s portfolio of gold forward contracts from an Australian financial institution upon the close of the transaction. In 2006, other expenses primarily related to the settlement of the Jamestown case.
     Capital expenditures: Capital expenditures decreased to $13,825,000 in 2007 compared to $15,199,000 in 2006. Major capital expenditures in 2007 included $2,098,000 for several new pieces of mobile mining equipment and $8,708,000 for ongoing construction of the Kemess South tailings dam. Capital expenditures in 2007 also included $1,883,000 relating to Kemess North permitting activities. This amount was written off in the third quarter of the year after the Panel issued its negative recommendation on the project. Capital expenditures at Kemess in future years will be only a fraction of what they were in 2007, because construction of the tailings dam is largely complete and very few additions to plant and equipment are scheduled as Kemess South moves towards the end of its mine life in 2010.
     Future income tax recovery: Earnings in 2007 included a large non-cash future income tax recovery of $12,472,000 reflecting an increase in non-refundable exploration credits arising from the exploration spend at the Young-Davidson property and a release of a valuation allowance that had been set up against available tax losses related to BC mineral taxes.
Summary of Quarterly Results
The table below summarizes selected quarterly operating and financial results of the previous eight quarters. Northgate’s quarterly revenues have increased steadily in 2007 as a result of increasing copper and gold prices although past and future results do vary from quarter to quarter as a result of variations in metal production, which is a function of the ore grade being processed, and the throughput and recoveries achieved during processing.

(Thousands of dollars, except
per share, per ounce and per pound	2007 Quarter Ended				2006 Quarter Ended
amounts)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue	$95,599	$86,756	$80,878	$74,313	$118,239	$102,667	$105,348	$85,059
Earnings (loss) for the period	33,309	(11,937)	8,647	9,406	19,790	14,902	50,315	21,735
Earnings (loss) per share
Basic	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.23	$0.10
Diluted	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.22	$0.10
Metal Production
Gold (ounces)	41,467	70,055	65,999	68,110	81,746	74,789	76,127	77,634
Copper (thousands pounds)	16,766	18,822	14,839	17,702	21,254	19,602	18,071	22,282
Metal Prices
Gold (LBM — $ per ounce)	788	681	667	650	614	622	627	554
Copper (LME Cash — $ per pound)	3.26	3.50	3.47	2.69	3.21	3.48	3.27	2.24

     In 2007, metal production was higher in the first half of the year than in the second half of the year. In the fourth quarter of the year a significant crack developed in the main haul road necessitating the realignment of the road during
20     Northgate Annual Report | 2007

November and December. During this period, the Kemess mill processed a variety of metallurgically challenging ores from surface stockpiles. The combination of high native copper supergene ore and harder lower grade hypogene ore was processed at a lower rate than expected due to a variety of weather-related issues and recoveries below management’s expectations.
Liquidity and Capital Resources
Working capital: At December 31, 2007, Northgate had working capital of $235,739,000 compared with working capital of $297,957,000 at December 31, 2006. The decrease in working capital was mainly the result of a new short-term loan established with the same US investment bank, which structured and marketed Northgate’s auction rate security (“ARS”) investments. The proceeds of the loan have been invested in highly liquid investments, which can be accessed for short-term working capital requirements. Cash and cash equivalents at the end of 2007 amounted to $266,045,000 compared with $262,199,000 at the end of 2006. All cash and cash equivalents are invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments.
     Investments: Northgate maintains a portion of its investments in ARS, all of which were rated AAA at the time of purchase. ARS are long-term, floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Northgate’s ARS investments were originally structured and marketed by a major US investment bank. The investments in ARS represent interests in derivative product companies, which provide credit protection through the use of credit default swaps, and redundant reserve companies, which are engaged in reinsurance activities. All of Northgate’s ARS investments in redundant reserve companies are insured.
     Beginning in August 2007, a number of ARS auctions began to fail and Northgate is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. The fair market value of Northgate’s ARS holdings at December 31, 2007 was $69,397,000 based on third party valuation models and management’s assessment of the financial strength of the companies involved. The fair value reflects a $3,203,000 adjustment to the original par value of $72,600,000. This adjustment was recorded into other comprehensive income as Northgate believes that the decline is temporary. All of Northgate’s ARS investments continue to make regular cash interest payments.
     Historically, given the liquidity created by the auction process, ARS were presented as current assets on Northgate’s balance sheet. Given the continued failure of these auctions and the uncertainty as to when liquidity will return, ARS have been reclassified as non-current assets.
     Credit rating agencies such as S&P, Moody’s and Fitch monitor the credit rating of bond insurer institutions (monoline insurers), some of which were insurers of a portion of the ARS held by Northgate. In late January, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. Approximately 57% of Northgate’s ARS holdings are insured. All of Northgate’s uninsured securities continue to be rated AAA and Aaa, as applicable.
     If uncertainties in the credit and capital markets persist or Northgate experiences additional downgrades on its ARS holdings, Northgate may incur additional impairments, some of which may be judged to be other than temporary. Management believes that based on its cash and cash equivalents balance of $266,045,000 at December 31, 2007, and expected operating cash flows in 2008, the current liquidity issues concerning its ARS investments will not have a material impact on Northgate’s ability to carry on its business.
     The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.
     The balance of Northgate’s long-term investments comprises of equity investments in publicly-listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.
     Outstanding indebtedness: At December 31, 2007, a short-term loan of $44,835,000 was outstanding. At December 31, 2007, capital lease obligations on mobile mining equipment totalled $2,549,000. Payments totalling $2,267,000 are scheduled to be made during 2008 and $282,000 in 2009.
     Acquisition of Perseverance: In connection with the acquisition of Perseverance, Northgate agreed to acquire all of Perseverance’s existing debt, gold forward contracts and guarantees from a major financial institution in Australia (the “Bank”). These arrangements were structured in such a way that they would be executed regardless of the outcome of the acquisition.
     On December 18, 2007, the Corporation, through an Australian subsidiary, acquired Perseverance’s debt from the Bank for cash consideration (in Australian dollars (A$)) of A$29,637,000 ($25,434,000). The debt acquired was comprised of the following:
21     Northgate Annual Report | 2007

•	Lease Receivables totalling A$1,012,000. The lease and residual payments are due in the first quarter of 2008 and are included in other receivables.

•	Bridge Facility of A$25,000,000 of which two tranches totalling A$5,500,000 had been drawn. The tranches accrue interest daily at the Bank Bid Swap Rate (“BBSY”) published in the Australian Financial Review plus a margin of 4.5% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility has a maturity date of May 28, 2010.

•	Cash Advance Facility of A$23,125,000, which has been fully drawn, bearing interest daily at the BBSY rate plus a margin of 1.4% and is payable at the tranches’ rollover date, at which point the principal is rolled over and the interest rate is reset. The facility will be reduced to A$15,000,000 on May 28, 2009, and the remaining balance matures on May 28, 2010.
     Both the Bridge Facility and the Cash Advance Facility are secured by a fixed and floating charge over the assets of Perseverance’s subsidiaries, a mining tenement mortgage over tenements held by a subsidiary of Perseverance, and guarantees by Perseverance and all its subsidiaries. As at December 31, 2007, other receivables included the lease receivables of $888,000. The amounts outstanding under the Bridge and Cash Advance Facilities total $25,117,000 and are included in long-term receivables.
     With respect to the Perseverance gold forward contracts, Northgate is required to acquire the contracts on the earlier of the completion of the acquisition or June 30, 2008, for a maximum purchase price of A$50,568,000 ($43,397,000). If Northgate elects to exercise its option to acquire the contracts on an earlier date, the purchase price is reduced by an interest rate factor as prescribed. The Bank also has the right to require Northgate to acquire the contracts at the maximum price less the prescribed interest factor if the acquisition does not proceed. The Corporation has determined that the arrangement is a derivative instrument and has recognized it at fair value. The fair value of this derivative instrument, based primarily on the value of the underlying forward contracts at December 31, 2007, resulted in a mark-to-market gain of $10,646,000, which was recorded in the balance sheet as other assets and in net earnings as other income.
     On February 18, 2008, the transaction closed and a total of A$230,200,000 ($210,300,000) was paid to Perseverance securityholders.
     Stand-By Letter of Credit (“SBLC”): In connection with the acquisition of Perseverance, Northgate was required to pledge A$109,400,000 of cash and short-term deposits in a SBLC. A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. As at December 31, 2007, the remaining SBLC of A$58,700,000 was held as a pledge against Perseverance’s gold forward contracts and certain bank guarantees. Subsequent to year-end, the gold forward contracts were acquired for A$49,307,000 ($45,550,000) and the guarantees were cash collateralized by Northgate for A$8,020,000 ($7,434,000). Consequently, the SBLC was reduced to $100,000.
     Cash flow from operations: In 2007, cash flow from operations of $125,285,000 was lower than it was in 2006 ($146,612,000) due to lower metal production from the Kemess mine. In 2007, the principal use for cash was the acquisition of Perseverance debt, establishing a SBLC to effectuate the Perseverance acquisition, purchasing investments and increased exploration costs at the Young-Davidson property. In addition, cash was used for additions to mineral property, plant and equipment and the ongoing construction of the tailings impoundment facility.
     Based on planned production levels, estimated gold and copper prices and the forecasted US$/CDN$ exchange rate, it is anticipated that existing cash reserves and 2008 cash flow from operations will sufficiently fund planned capital expenditures at Northgate’s three operating mines, estimated exploration expenditures at its Canadian and Australian properties and capital lease obligations as they become due.
     Shareholders’ equity: Shareholders’ equity was $486,776,000 at December 31, 2007, compared with $447,748,000 at December 31, 2006. The increase was attributable to Northgate’s earnings in 2007, the issuance of 575,620 common shares upon the exercise of employee stock options and the issuance of 177,209 common shares pursuant to the Employee Share Purchase Plan (“ESPP”).
     Northgate’s preferred share capital consists of 100,000,000,000,000 Class A preferred shares without par value, of which 100,000,000,000 have been designated Series 1 and 100,000,000,000 have been designated Series 2, and 100,000,000,000,000 Class B preferred shares. No preferred shares are issued. Northgate’s common share capital consists of 100,000,000,000,000 common shares, of which 254,452,862 were issued and outstanding at December 31, 2007 (2006 — 253,700,033). As of the date of the MD&A, a total of 255,174,387 common shares were issued and outstanding.
     All unexercised common share purchase warrants expired on December 28, 2006. No further share purchase warrants were issued in 2007.
22     Northgate Annual Report | 2007

     Northgate has a stock option plan, which allows the Corporation to issue a total of 14,000,000 shares to directors, officers, employees and service providers. At December 31, 2007, 5,196,600 options were granted and outstanding under the plan, and of this total, 2,758,900 were exercisable at a weighted average exercise price of CDN$2.36 per share. As of the date of the MD&A, a total of 5,963,800 options were granted and outstanding under the plan.
Environmental Management
Northgate is committed to maintaining effective environmental management systems at each of its mining operations and exploration projects.
     With respect to future site reclamation and closure costs, Northgate regularly updates its estimate of future expenditures. For the Kemess South mine, the provision at December 31, 2007 for site closure and reclamation is $48,634,000. This estimate is based on available information, including preliminary closure plans, alternatives and applicable regulations. For the Young-Davidson property, the estimated cost of reclaiming the site after advanced exploration activities cease is $486,000.
     At December 31, 2007, Northgate had posted a CDN$16.9 million bond, held in trust by the Government of British Columbia and another CDN$0.5 million bond, held in trust by the Government of Ontario, against these future environmental obligations. The amount of the Kemess South closure bond will be increased on December 31 of each future year until the amount of the bond reaches CDN$18.8 million by the end of the Kemess South mine life in 2010.
Human Resources
Northgate’s success is in great part dependent on recruiting and retaining a competent, professional workforce at the Kemess South mine and the Young-Davidson property. To motivate and maintain this workforce, Northgate offers a challenging and rewarding work environment, as well as a competitive compensation program comprised of salary and benefits. Northgate also maintains a staff development and succession program for its key executive and operational management positions.
     As part of its compensation program, Northgate has a share option plan designed to align the interests of key employees to those of its shareholders. At December 31, 2007, 5,196,600 options were outstanding under the plan. Options vest over a four-year period and have a seven-year life to encourage employees to take a long-term view toward creating shareholder value. Northgate also offers an ESPP, which is available to all full-time employees of the Corporation. Under the terms of the ESPP, full-time employees can buy treasury shares up to 5% of their base salary at the current market price and Northgate will contribute additional shares equal to 50% of the employees’ contribution.
     Hourly employees at the Kemess South mine are members of the International Union of Operating Engineers (Local 115). On December 31, 2007, the current three-year collective bargaining agreement at Kemess expired. Negotiations to reach a new three-year agreement continued in early 2008 and on February 14, 2008, a new tentative agreement was reached, but was subsequently voted down by the members. A revised tentative agreement was reached on March 14, 2008 with the help of a mediator and a ratification vote is scheduled to take place between March 17 to April 8.
Contractual Obligations and Commitments
Northgate had the following contractual obligations and commitments as at December 31, 2007.

($ millions)	1 Year	2 — 3 Years	4 — 5 Years	Total

Capital lease obligations	2,267	282	—	2,549
Operating leases	648	486	—	1,134
Closure bonding requirement	1,012	810	—	1,822

     Northgate has a multi-year agreement with Xstrata Canada Corporation for the shipment and sale of Kemess gold-copper concentrate. Under the terms of the agreement, treatment and refining charges are adjusted annually based on prevailing world terms, which have been settled at $45/4.5 with no price participation fee for 2008.
     Northgate’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.
     In June 2006, Northgate entered into a Cooperation Agreement with the Tse Keh Nay (3 Nations) related to the operation of the existing Kemess South mine. Northgate will provide funding to benefit the Tse Keh Nay member communities in the amount of CDN$1,000,000 per year over the remaining Kemess South mine life.
     Northgate has a commitment to reclaim the land occupied by the Kemess South mining and milling complex once
23     Northgate Annual Report | 2007

activities there have ceased. The undiscounted costs for reclamation are currently estimated at $53.1 million and is scheduled to begin in 2010 when current reserves are scheduled to be depleted. At December 31, 2007, Northgate had $48.6 million accrued for these obligations. Northgate also has a commitment to reclaim the Young-Davidson property after completion of the advanced exploration phase. The undiscounted costs for reclamation are currently estimated at $0.5 million.
Controls and Procedures
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Corporation in reports filed with or submitted to various securities regulators is recorded, processed, summarized and reported within the time periods specified. This information is gathered and reported to the Corporation’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), so that timely decisions can be made regarding disclosure.
     The Corporation’s management, under the supervision of, and with the participation of, the CEO and CFO, have designed and evaluated the Corporation’s disclosure controls and procedures, as required in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on this evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective.
Internal Control Over Financial Reporting
The Corporation’s management is responsible for designing, establishing and maintaining adequate internal control over financial reporting (“ICOFR”). ICOFR is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Corporation’s consolidated financial statements in accordance with Canadian GAAP. These controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Corporation; and,

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.
     Management is responsible for establishing and maintaining internal controls over financial reporting and has designed such controls to ensure that the required objectives of these internal controls have been met.
     The Corporation continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, management acknowledges that ICOFR will not prevent or detect all misstatements due to error or fraud.
Changes in Internal Control Over Financial Reporting
There were no changes during 2007 in ICOFR that have materially affected, or are reasonably likely to materially affect ICOFR.
Risks and Uncertainties
Commodity Prices, Foreign Exchange and Interest Rates
Northgate’s future revenues are dependent on the prices of gold and copper on world markets, the level of treatment and refining, and price participation charges that custom smelters charge for processing concentrate, in addition to the rail, truck and ocean freight rates associated with getting its concentrate to market. These prices and charges can vary significantly from year-to-year and affect Northgate’s revenue and earnings. Operating costs at the Kemess South mine site are largely denominated in Canadian dollars and, as a result, the US dollar earnings will be directly affected by fluctuations in the US$/CDN$ exchange rate to the extent that these costs are not hedged with foreign currency
24     Northgate Annual Report | 2007

instruments. Fluctuations in interest rates can affect Northgate’s results of operations and cash flows. Loans and cash balances are subject to variable interest rates while capital lease agreements are subject to fixed interest rates.
     The following table shows the approximate impact on Northgate’s 2008 earnings before tax and operating cash flow of variations in commodity prices and exchange rates, based on the projected production at the Kemess South, Fosterville and Stawell mines in 2008, if the change was to remain in effect for the full year. These impacts include the effect of copper derivatives that Northgate had entered into as of December 31, 2007.

		Annual Earnings and
	Change	Cash Flow Impact (millions)

Gold price	$10 per ounce	$4.3
Copper price	$0.05 per pound	$1.6
US$/CDN$ exchange rate	$0.02	$5.0
US$/A$ exchange rate	$0.02	$3.8

Uncertainty of Ore Reserves and Mineral Resources
Although Northgate has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by Northgate may differ from the estimated grades of the reserves and mineral resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.
     Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.
Mining Risks and Insurance
The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geotechnical occurrences, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Northgate carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate, but which may not provide adequate coverage in certain unforeseen circumstances. However, Northgate may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure, because of high premium costs or other reasons. Northgate may also become subject to liabilities, which exceed policy limits. In such case, Northgate may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.
Legal
Northgate is subject to various legal claims, judgments, potential claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While Northgate believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on its financial condition, there is a risk that if such decisions are determined adversely to Northgate, they could have a material adverse effect on its profitability.
Regulatory
Northgate’s mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety, relationships with First Nations and
25     Northgate Annual Report | 2007

other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. Northgate believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on Northgate, cause a reduction in levels of production and delay or prevent the development of new mining properties.
Access to Capital
To fund its growth, Northgate is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in Northgate and its projects. To increase its access to capital, Northgate maintains relationships with key financial participants and has an active investor relations program in order to inform institutional and retail investors and other stakeholders.
Labour and Strikes
Northgate is dependent upon its workforce to extract and process minerals. The Kemess South mine has programs to recruit and train the necessary manpower for the operation, but the mine’s output may be affected by strikes, lockouts and other work stoppages at and around the Kemess operation.
Critical Accounting Estimates
Northgate’s accounting policies are described in note 2 to the consolidated financial statements. These consolidated financial statements are prepared in accordance with Canadian GAAP, which require Northgate to make various judgments with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgments that are involved in the preparation of Northgate’s consolidated financial statements and the uncertainties inherent within them.
Revenue Recognition
Northgate recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.
Site Closure and Reclamation Costs
Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting cost capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs, discount rates and inflation rates, changes in which can materially affect the recognized amount of the liability.
Mineral Property Costs
Northgate records mineral property acquisition and mine development at cost. A significant portion of Northgate’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production basis, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of proven and probable reserves expected to be recovered. If these estimates of reserves prove to be inaccurate, or if Northgate revises its mining plan reducing the amount of reserves expected to be recovered,
26     Northgate Annual Report | 2007

Northgate could be required to write down the recorded value of its mineral property, plant and equipment, or could be required to increase the amount of future depreciation, depletion and amortization expenses, both of which would reduce Northgate’s earnings and net assets.
     In addition, Canadian GAAP requires Northgate to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.
     If Northgate determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of gold and copper, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Northgate has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Northgate would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce Northgate’s earnings and net assets.
Valuation Allowance
Northgate recognizes future tax assets associated with tax loss carry forwards and other tax deductions only if it is more likely than not that the related benefits will be realized in the future. The evaluation of whether future tax assets should be recognized is based on expected future income for tax purposes. The determination of expected future income for tax purposes requires significant judgments and estimates with respect to metal prices, foreign exchange rates and operating costs. Changes in those assumptions can materially affect the recognized amount of a future income tax asset. In future years, if Northgate determines it is no longer more likely than not that the benefit of its future tax assets will be realized, it would be required to set up a valuation allowance with a corresponding future income tax expense in results from operations.
Future Changes in Accounting Policies
Financial Instruments
The Canadian Institute of Chartered Accountants (“CICA”) has issued four new standards that apply to Northgate and will come into effect in fiscal 2008: Financial Instruments — Presentation; Financial Instruments — Disclosure; Hedges; Capital Disclosures; and Inventory. Adoption of these new standards is not expected to materially impact the consolidated financial statements of Northgate, but will result in more extensive disclosure.
Non-GAAP Measures
Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.
     A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

Thousands of dollars, except per ounce amounts	2007	2006

Gold production (ounces)	245,631	310,296

Cost of sales	$226,933	$224,584
Change in inventories and other	(8,616)	7,836
Gross copper and silver revenue	(223,721)	(249,699)

Total cash cost	$(5,404)	$(17,279)

Cash cost per ounce	$(22)	$(56)

27     Northgate Annual Report | 2007

Five Year Comparative Summary

Thousands of US dollars, except per share data	2007	2006	2005	2004	2003

Revenue	$337,546	$411,313	$257,302	$232,797	$168,602

Cost of sales	226,933	224,584	178,411	146,081	121,799
Administrative and general	10,461	8,209	6,128	6,083	3,873
Depreciation and depletion	34,140	35,591	38,009	36,408	32,706
Interest expense (income)	(17,124)	(4,013)	2,391	3,049	3,611
Exploration	29,887	11,449	3,915	3,134	3,408
Currency translation losses (gains)	(6,704)	1,922	(962)	(211)	(1,089)
Accretion of site closure and reclamation costs	2,559	1,553	1,183	894	572
Writedown of mineral property	31,815	—	—	—	—
Other expense (income)	(7,820)	8,423	496	(348)	(174)

	304,147	287,718	229,571	195,090	164,706

Earnings before income taxes	33,399	123,595	27,731	37,707	3,896
Income tax recovery (expense)
Current	(6,446)	(5,406)	(2,111)	(2,277)	(1,420)
Future	12,472	(11,447)	13,937	(2,634)	2,634

	6,026	(16,853)	11,826	(4,911)	1,214

Net earnings for the year	$39,425	$106,742	$39,557	$32,796	$5,110

Net earnings per share
Basic	$0.16	$0.50	$0.20	$0.16	$0.03
Diluted	$0.15	$0.48	$0.20	$0.16	$0.03
Weighted average shares outstanding
Basic	254,166,789	215,609,932	202,789,310	200,065,821	197,712,564
Diluted	255,257,756	222,892,929	202,858,866	200,567,253	198,621,170

Year-end Financial Highlights

Working capital	$235,739	$297,957	$65,515	$37,667	$6,817
Other assets	80,181	27,622	14,117	13,649	15,476
Mineral property, plant and equipment	121,337	159,299	177,966	180,669	188,612
Total assets	634,589	515,631	309,006	273,930	241,690
Long-term debt	—	—	—	22,500	43,500
Shareholders’ equity and capital securities	486,776	447,748	236,433	177,683	142,906
Common shares outstanding	254,452,862	253,700,033	214,011,246	200,491,050	198,759,915

Selected Quarterly Financial Data Thousands of US dollars, except per share data (unaudited)

	2007 Quarter Ended				2006 Quarter Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue	$95,599	$86,756	$80,878	$74,313	$118,239	$102,667	$105,348	$85,059
Earnings (loss)	33,309	(11,937)	8,647	9,406	19,790	14,902	50,315	21,735
Earnings (loss) per share
Basic	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.23	$0.10
Diluted	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07	$0.22	$0.10

45     Northgate Annual Report | 2007